

OFFERING MEMORANDUM

facilitated by



QUAS LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	QUAS LLC
State of Organization	IL
Date of Formation	11/28/2018
Entity Type	Limited Liability Company
Street Address	3118 Elaine Ct, Flossmoor IL, 60422
Website Address	www.quasbrewpub.com

(B) Directors and Officers of the Company

Key Person	Wardell Glass
Position with the Company Title First Year	 Founder 2018
Other business experience (last three years)	Wardell Glass Jr CPA is Founder, Managing Member, and Business Development Director of QUAS LLC, formed on November 18, 2018 to develop commercial properties into QUAS Brewpub, a restaurant - microbrewery. In addition to that, he has a 40+ year business background in finance and accounting including: Accounting Manager for The Salvation Army Metro Division City Fund (2013 to 2022), Business Director for The Salvation Army Ray and Joan Kroc Corp Community Center -Chicago (2012), Accounting and Business Consulting (2002 to 2012), and Director of Finance - Controller for two independent beer distributors (1989 to 2002). From 1980 to 1989, he was a Audit - Management Consultant formerly known companies: Deloitte Haskins & Sells, Barrow Aldridge & Company, and IC Industries, Ltd. He is an Illinois registered Certified Public Accountant (1983), and a graduate of DePaul University (1980). He is a member, since 9 December 1983, of Alpha Phi Alpha Fraternity Inc.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Wardell Glass	51%

(D) The Company's Business and Business Plan

Our Mission

Bring together community and culture by providing a world-class neighborhood experience for people.

- Our people and culture are the foundation. The culture we have is atop the cultures that the craft beer industry shares: exhausting in the details, uncompromising in the quality, and unpretentious enough to not care if our shirts are untucked.
- Building place where people come together to share good conversation, Creole cooking, and craft libations is something we want and love to do!
- Operating a profitable contemporary, rustic Speakeasy Club, with a Blues, Hip-Hop, House, Jazz and Sports atmosphere filled with people, fellowship, love, music, themed events, Creole food, and craft beverages.

The Team

Wardell Glass Jr, Founder, Managing Member, and Business Development Director

SUMMARY

Wardell Glass Jr. has earned experience leading accounting and financial operations as chief financial officer, controller, and director positively affecting clients and employers in Operations, Accounting, Financial Reporting, Auditing, Business Development, Grants, Sponsored Programs and Budgeting.

- Commercially – focused financial executive poised in guiding organizations to greater use of resources and responsible growth and genuine results through comprehensive changes, ensuring value-added quality and profitability. A change-agent; acknowledged for balanced judgement, stability and capacity to steer consensus among core business disciplines with diverse agendas and visions.

- Leading change: Continual learning, creativity and innovation, external awareness, flexibility, resilience, service motivation, strategic thinking, and vision.

- Leading people: Conflict management, diversity, integrity/honesty, and team building.

- Results driven: Accountable, customer service, decisive, entrepreneurial, problem solver, technically credible.

- Business acumen: ability to analyze and recommend solutions to complex business events and issues.

- Coalition builder/communicator: Excellent interpersonal, oral and written communication, partnering and influencing skills.

RELEVANT QUALIFICATIONS AND SKILLS

- Demonstrated proficiency organizing and planning accounting and financial operations as chief financial manager, controller, and director; and positively affecting the following functions: business development, contract administration, purchasing and procurement, accounting operations, financial statement preparation and analyses, audit planning and coordinating, business process change, forecasting, budgeting, in addition to grants and sponsored programs.

- A June 1980 DePaul University, Chicago IL graduate with a baccalaureate degree in the science of commerce, concentrating in accountancy.

- An Illinois Registered Certified Public Accountant.

- Understands tax, ownership/business structures, generally accepted accounting standards and practices applied to emerging, closely held businesses.

- Advanced Excel, Word, PowerPoint, and Information Technology experience.

- Operates to accomplish business goals and plans, and to quickly analyze and recommend solutions to complex business events and issues.

- Excellent people, verbal, and written communication skills.

- Works effectively in a multi-cultural environment.

- Since December 9 1983, a member of Alpha Phi Alpha Fraternity Inc., #4 Iceman, the QUAS.

His 40 year WORK HISTORY:

2012 to Present. The Salvation Army

- 2013 – Present. Accounting Manager at Metro Division, City Fund a $50M faith-based social service agency providing programs for: Family Assistance Services: Fatherhood in Action, NICOR "Sharing" Program, and Pathway of Hope; Adult Rehabilitation Services: Harbor Light and Pathway Forward; Emergency Lodging: Evangeline Booth Lodge; Human Trafficking and Sexual Exploitation: Anne's House - Promise and STOP-IT; Educational and Spritual Services: Wonderland Camp and Conference Center; Youth Services: Early Childhood Development and Wonderland Camp; Senior Services: Golden Diners Senior Nutrition Program. Accomplishments: leading a 7 member team to provide valuable reporting and analysis in general accounting and financial reporting, in addition to managing cash and reporting on cash receipts, accounts payable, payroll, and government-public agency contract and grants compliance. Monthly financial reporting to the Finance Committee of the Chicago Advisory Board. Participation and completion in annual audits conducted by TSA- THQ; external and government grant auditors; and the A-133 compliance report.

- December 2012 to November 2013. Ray and Joan Kroc Corps Community Center - Chicago, offering programs, such as: Aquatics, Family Life & Education, Fine Arts, Fitness, Sports, Senior programs and more. Business Director leading accounting, and enterprise activities: events, food service, and concessions.

1999 to 2012.   Wardell Glass Jr., CPA, Accounting and Business Consultant providing contracted accounting, tax, and business consulting to contractors, post-secondary institutions, businesses and entrepreneurs. Key assignments are as follows:

1 .   Contracted Chief Financial Officer – Controller for: Scott Interiors Inc, commercial flooring contractor, G&S Floor Covering Inc, commercial flooring contractor.

2 .   Contracted Chief Financial Officer at Abraham Lincoln Centre, a $7 million social service agency providing programs for: Developmentally Disabled; Behavioral Social Rehab; and Childcare, Youth and Adults.

3.   Contracted Director of Accounting at Chicagoland Regional College Program, a $4 - $7 million education assistance program for several hundred part-time package handlers and part-time supervisors at UPS enrolled at Chicago State University, Governors State University, Prairie State College, Morton College, Olive-Harvey City College of Chicago, and Moraine Valley Community College.

4. Contracted Interim Director of Property Control at Chicago State University, a state of Illinois agency of Higher Education with over $220M in fixed assets.

5 . Contracted Chief Financial Manager a t Hometown Investments LLC, a $1 million bottled water importer and producer of meat snacks.

6.   Comptroller a t Citizenship Education Fund, a $15 million non-profit organization with Chicago headquarters and branches in: New York, Washington DC, Atlanta, Detroit, Cleveland, Houston, Los Angeles, and Silicon Valley.

7.   Director of Finance at River North Sales and Service, a $30M privately held beverage sales and distribution company.

1989 to 1999 Hometown Distributing Company Inc., Controller - Administative Director

1985 to 1988 IC Industries Ltd, Internal Audit Supervisor

1983 to 1985 Barrow, Aldridge & Company, Small and Emerging Business Consulting and Audit

1980 to 1983 Deloitte, Haskins & Sells, Audit Department, Staff to Senior Accountant

Wardell Glass Jr enjoys: brewing and drinking good libations, and cooking and eating good food varieties, especially Creole cuisine. For the last five years, he has brewed libations and drank responsibly (but of course) with his family and friends. Before he knew it, his life (and small galley kitchen) overflowed with brewery and cooking supplies, and lots of libations and food for his family and friends. Family and friends enjoy the speakeasy atmosphere with his pull-up home gatherings. He believes that this piece of culture can and will become something bigger; bringing diverse humans together for good conversation, fellowship, great brews and familiar food varieties. He made a personal investment to bring that culture to the community in an economic development opportunity to incubate a brewpub creating jobs and revitalizing the surrounding neighborhoods. Just like the speakeasies he has hosted at home; the spaces and products of his endeavors are being dedicated to family and friends, community, diversity, pairing familiar Creole food varieties with great crafted beverages.

As the QUAS LLC Business Development Director, Wardell, together with the Development Team, is responsible for developing and launching the QUAS BREWPUB operations in Hazel Crest, IL. As well, he presides over Member-Managers' meetings; directs day-to-day operations, and maintains the necessary limited liability company records.

Wardell Glass III, Member and Technology Director
Charles Westbrook, Member and Property Maintenance Director
Jonathan E Glass, Member and Retail Sales/Packaged Goods Logistics Director
Elgin Michel, Member

Naming

QUAS, what a name?!

- The abbreviated- and nick- name of the fictional character, Quasimodo - a protagonist - an advocate or champion of a particular cause or idea.
- A variant of the word KVASS, which loosely defined stands for beer.
- Differentiated from all using Planet Benson 2 font/lettering and set on a glass bell tower mural.
- In use by the company since October 2018.

- We have a yearning for people to experience and live a great life.

Our Story

Create and build a place to go where the "cooks" and "servers" provide and present you with a Creole meal and drink in all its important and minute details. It was not enough that the table was set and we ate well on Sundays. During the week, the before or after –school or –work meal was taken at home. Let us touch your senses. Hear, see, smell, feel, and taste the hospitality, fun, aromas, body, and flavors of delicious appetizing Creole fare.

- Spending many a days in the American – Cajun – Creole – Southern food fixin' kitchens of Madears and Pops bungalow.
- Homebrewing and drinking good beers and mead.
- Cooking and eating good Creole food varieties, especially seafood, chicken, turkey, green or vegetable gumbo.
- With Madear's brood of children, and more often than not, several of our friends, our neighbors from the church or parish, there were sometimes twenty or more in and out of Madear's kitchen.

Location

3380 W 183rd Street, Hazel Crest, IL 60429 – is a Grenoble Square Mall outlet, on the highly visible northeast corner of the 4-way, 4-lane stoplight intersection of Brentwood Drive and 183rd Street. QUAS Brewpub is poised to enter the market of brewpubs with community and public support, an excellent location, and a well-grounded business model. We will fill a gap in the local Brewpub scene that currently lacks any local competition. In addition, the family and friends QUAS, owner of the location, and community have expressed their excitement at having a Brewpub in the business community, which will equate to increased traffic and business as a whole. There is currently no immediate competition from other breweries, with the closest being 10 miles away, and we are all part of a brewers network. Hazel Crest 183rd Street corridor is a busy and moderate area, and QUAS has a location that is well-trafficked, easily accessible, and ample parking. May Madears' and Pops' favor be upon us.

- The building, built in the early 1970s functioned over the years as full service Denny's, Wag's, or American Pancake House franchised restaurant until it was abandoned in 2004. The property has been 100% vacant and unused since - suffering from functional obsolescence and neglect.
- Excellent Brewpub economic development opportunity within the Village of Hazel Crest Illinois, 183rd Street tax increment financing district.
- Grenoble Square is between two well populated residential communities: – the "Chateaux/Versailles" area between 179th and 183rd Streets and west of Kedzie Avenue – and – the "Dynasty Lakes" and "Village West" area south of 183rd Street between Crawford Avenue and Kedzie Avenue.
- QUAS will update and build-out to an approximate 6,000 sq ft pub attraction including a brew house, cellar, taproom, kitchen, and 237 seat – full service dining room.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	June 3, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build-out	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 12.5%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.1 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.73%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 12.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	5.0%
$137,500	6.9%
$175,000	8.8%
$212,500	10.6%
$250,000	12.5%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.1x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Wardell Glass	51%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

QUAS LLC was established in October 2018 to substantially redevelop a commercial restaurant location and operate a QUAS Brewpub featuring a Creole style pre-fix and bar menu and homemade, crafted brews. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Despite COVID-19 pandemic delays, QUAS LLC has achieved the following milestones:

- On November 25, 2019, we completed the purchase of a location in the Village of Hazel Crest, Illinois using QUAS LLC managing member capital contributions.

- On April 15, 2020, we entered a $158K Economic Redevelopment Agreement to fund a portion of the site and building improvements from the Village of Hazel Crest 183rd Street Tax Increment Financing ("TIF") District.

- On July 7, 2020, we obtained a permit for Interior Demolition substantially completed by September 2021.

- To date, QUAS LLC incurred and paid property taxes totaling $138K, subject to its 2021 tax appeal and 2020 tax certificate of error, delayed by the Covid -19 pandemic, for tax years 2020 and forward.

- On May 25, 2021, we obtained a $231K grant from the Small Business Administration, Restaurant Revitalization Fund to cover construction of a new, 4 – Season (outdoor) enclosure being attached to the existing structure and operating costs (i.e., property taxes) incurred to maintain the project as we recover from the COVID-19 pandemic.

- On September 30, 2021, the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau granted permit to produce and package beer and wine at the location.

- On October 8, 2021, Onyx Architectural Services completed the Brewpub plan for approval by the Village of Hazel Crest.

- On February 25, 2022, the Village of Hazel Crest approved the Brewpub plan.

Historical financial performance is not necessarily predictive of future performance.

QUAS LLC forecasts the following QUAS Brewpub milestones:

- Although we may require additional funds from alternate sources, we expect the entirety of QUAS Brewpub's fundraising will be made up of:

- Personal funds paid in by QUAS LLC members.

- Grant obtained from the Small Business Administration, Restaurant Revitalization Fund.

- Capital raised through Mainvest.

- Grant obtained from the Village of Hazel Crest 183rd Street Tax Increment Financing District.

- Obtain a General Building Permit and engage contractors to build-out the QUAS Brewpub plan to bring architectural appeal and revitalize the part of Hazel Crest at 183rd Street and Grenoble by the end of September 2022.

- Grand opening by the end of November 2022.

  - Obtain licenses and permits to operate a Brewpub to support brew house, fermentation cellar, kitchen, taproom, and dining room systems to deliver Creole cuisine and homemade crafted brews.

  - Hire 50 onsite employees to provide needed drink, food, and hospitality services in a first-class manner.

  - Generate significant foot traffic to host at least 450 patrons per week and be open 7 days per week.

- Achieve $8M in annual revenues (or $154K per week) to start from food, taproom, and club/packaged sales.

- Achieve $1M in annual net profit by the end of 2023.

Financial liquidity

QUAS LLC has a low liquidity position due to deploying much of its cash for QUAS Brewpub's planning, development, and property upkeep. We expect our liquidity position to be moderate upon raising capital on Mainvest, deploying the capital to build-out, and filing for TIF grant reimbursements to start-up QUAS Brewpub operations.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$8,232,352	$9,055,587	$9,689,478	$10,173,951	$10,479,169
Cost of Goods Sold	$2,341,881	$2,576,069	$2,756,393	$2,894,212	$2,981,038
Gross Profit	$5,890,471	$6,479,518	$6,933,085	$7,279,739	$7,498,131
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$882,371	$904,430	$927,040	$950,216	$973,971
Salaries	$2,433,603	$2,676,963	$2,864,350	$3,007,567	$3,097,793
Insurance	$740,912	$759,434	$778,419	$797,879	$817,825
Equipment Lease	$250,000	$274,999	$294,248	$308,960	$318,228
Repairs & Maintenance	$187,500	$206,249	$220,686	$231,720	$238,671
Legal & Professional Fees	$75,000	$76,875	$78,796	$80,765	$82,784
Property taxes	$165,000	$181,499	$194,203	$203,913	$210,030
Common Area Maintenance	$75,000	$76,875	$78,796	$80,765	$82,784
Operating Profit	$1,081,085	$1,322,194	$1,496,547	$1,617,954	$1,676,045

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$31,708.00	$28,063.00
Cash & Cash Equivalents	$3,644.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$2,664.96	$0
Cost of Goods Sold	$452.72	$0
Taxes Paid	$0	$0
Net Income	$-18,706.00	$-77.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V